CONSOLIDATED FINANCIAL STATEMENTS

April 24, 2008
Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Consolidated Results for the Years Ended March 31, 2007 and 2008

(1) Consolidated operating results (Amounts below one million are rounded down)

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Year ended March 31, 2008	1,672,423	73.0	487,220	115.6	440,807	52.6	257,342	47.7
Year ended March 31, 2007	966,534	89.8	226,024	150.2	288,839	79.7	174,290	77.2

[Note] Percentages for net sales, operating income etc. show increase (decrease) from the last fiscal year.

	Net income per share	Return on equity	Income before income taxes and extraordinary items on total assets	Operating income to net sales
	yen	%	%	%
Year ended March 31, 2008	2,012.13	22.1	26.1	29.1
Year ended March 31, 2007	1,362.61	16.8	21.1	23.4

(2) Consolidated financial positions

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of March 31, 2008	1,802,490	1,229,973	68.2	9,616.69
As of March 31, 2007	1,575,597	1,102,018	69.9	8,614.97

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents - ending
	million yen	million yen	million yen	million yen
Year ended March 31, 2008	332,378	233,206	(97,844)	1,103,542
Year ended March 31, 2007	274,634	(174,603)	(50,137)	688,737

Dividends

	Dvidend per share			Dividends in total (annual)	Dividend payout ratio (consolidated basis)	Dividends on net assets
	Interim	Year-end	Annual			
	yen	yen	yen	million yen	%	%
Year ended Mar. 2007	70.00	620.00	690.00	88,253	50.6	8.5
Year ended Mar. 2008	140.00	1,120.00	1,260.00	161,141	62.6	13.8
Year ending Mar. 2009 (forecast)	140.00	1,230.00	1,370.00		53.9	

Consolidated Forecast for the Fiscal Year Ending March 2009

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income		Net income per share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Six months ending Sept. 2008	760,000	9.4	210,000	11.2	215,000	(0.2)	125,000	(5.6)	977.41
Year ending Mar. 2009	1,800,000	7.6	530,000	8.8	550,000	24.8	325,000	26.3	2,541.25

[Notes] Percentages for net sales, operating income etc. show increase (decrease) from previous each period.

With respect to this forecast, please refer to pages 4 for the forward-looking conditions and other related matters.

Others

(1) Changes for important subsidiaries during the fiscal year ended March 31, 2008 : Not applicable

(2) Changes on the basis of consolidated financial statements preparation

① Related to accounting standard revisions etc. : Applicable

② Other changes : Not applicable

[Note] Please refer to "Changes on the Basis of Consolidated Financial Statements Preparation" at page 13 for details.

(3) Outstanding shares (common shares)

① Number of shares outstanding (including treasury stock)

As of Mar. 31, 2008 : 141,669,000 shares As of Mar. 31, 2007 : 141,669,000 shares

② Number of treasury stock

As of Mar. 31, 2008 : 13,779,353 shares As of Mar. 31, 2007 : 13,765,987 shares

③ Average number of shares

Year ended Mar. 31, 2008 : 127,895,480 shares Year ended Mar. 31, 2007 : 127,908,919 shares

(Reference) Non-consolidated Results

Non-consolidated Results for the Years Ended March 31, 2007 and 2008

(1) Non-consolidated operating results

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Year ended March 31, 2008	1,435,517	59.7	390,496	83.9	339,916	29.0	193,598	35.6
Year ended March 31, 2007	898,639	118.2	212,288	160.3	263,403	76.3	142,743	55.9

	Net income per share
	yen
Year ended March 31, 2008	1,513.72
Year ended March 31, 2007	1,115.98

[Note] Percentages for net sales, operating income etc. show increase (decrease) from the last fiscal year.

(2) Non-consolidated financial positions

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of March 31, 2008	1,528,107	1,039,256	68.0	8,126.20
As of March 31, 2007	1,366,267	947,076	69.3	7,404.64

[Note]

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

Operating Results

1. Analysis of Operations

(1) Fiscal year ended March 31, 2008

Throughout the fiscal year ended March 31, 2008, the overall Japanese economy continued to show a pattern of recovery. Intensified capital investment supported by improvements in corporate earnings, as well as moderate increase in exports, helped to support the Japanese economy. Meanwhile, financial concerns remained due to stagnant corporate earnings growth (due in part to the consequence of the sub-prime home mortgage crisis in U.S.), rising oil prices and raw material cost increases. Looking overseas, the U.S. economy has shown signs of a slowdown at the start of calendar year 2008, and a decrease in employment on top of a significant decrease in housing investment. The European economy, which had remained strong, also showed indications of moderate recession.

Under such circumstances, the video game industry continued to grow, driven by expansion of software sales, a growing installed base of the new generation of console hardware as well as favorable handheld hardware sales over the past fiscal year.

Over the past years, Nintendo has continued to execute its strategy of expanding the gaming audience. Nintendo continued to offer a variety of products which satisfy both novice as well as skilled gamers. For example, Nintendo has progressively driven sales of its handheld software lineup known as "Touch! Generations", for Nintendo DS, which has expanded the definition of video games. Nintendo's console gaming system, "Wii", offers software which promotes fun with the conventional operation in addition to software with intuitive operation using the "Wii Remote" and accessories. As a result, Nintendo has achieved record results in both net sales and income. Net sales were 1,672.4 billion yen, including overseas sales of 1,347.9 billion yen, which accounted for 80.6% of total sales. Operating income was 487.2 billion yen, income before income taxes and extraordinary items was 440.8 billion yen, and net income was 257.3 billion yen.

With respect to sales by business category within the electronic entertainment products division, "Nintendo DS" continued to enjoy robust sales worldwide, selling a total of 30.31 million units during the fiscal year (70.6 million units life-to-date). "Nintendo DS" software made a strong contribution to sales in the category. For example, "Pokémon Diamond and Pearl" which was released overseas after the launch in Japan last fiscal year, sold a total of 9.56 million units worldwide (14.77 million units life-to-date). In addition, both "Brain age: Train Your Brain in Minutes a Day!" and the sequel version "Brain Age 2: More Training in Minutes a Day!" performed well, reaching a total of 11.81 million units (23.81 million units life-to-date). Furthermore, new release titles such as "Mario Party DS" and "The Legend of Zelda: Phantom Hourglass", as well as the long-term selling titles such as "Nintendogs" and "New Super Mario Bros.", recorded strong sales. As a result, Nintendo DS continued to enjoy favorable software sales as the number of million-seller titles life-to-date (licensee titles included) increased from 30 to 57 compared with that of the last fiscal year.

In the console business, "Wii" hardware, which was launched last fiscal year, sold a total of 18.61 million units worldwide (24.45 million units life-to-date). As for "Wii" software, "Wii Fit", (which uses the "Wii Balance Board" to assist you and your family members to achieve improved fitness while having fun at same time) was launched in Japan, selling a total of 1.85 million units. "Super Smash Bros. Brawl", (which is the latest action game offering battle competition through the internet), was launched in Japan and the U.S., selling a total of 1.61 million units, and 3.24 million units, respectively. In addition, "Wii Sports" and "Wii Play", released in the previous fiscal year and "Super Mario Galaxy" and "Mario Party 8", have enjoyed favorable sales as well. These titles contributed to a significant rise in console software in the fiscal year, as the number of million-seller titles life-to-date (licensee titles included) increased from 5 to 26 compared with that of the last fiscal year.

As a result, net sales in the electronic entertainment products division were 1,668.7 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 3.6 billion yen.

With respect to results by geographic segment, sales in Japan were 1,435.6 billion yen including inter-segment sales of 1,098.1 billion yen. Operating income was 390.5 billion yen. Sales in the Americas were 662.2 billion yen including inter-segment sales of 2.4 billion yen. Operating income was 42 billion yen. Sales in Europe were 620.4 billion yen including inter-segment sales of 3 million yen. Operating income was 53.4 billion yen.

(2) Outlook for fiscal year ending March 31, 2009

Nintendo will continue to pursue expansion of the gaming audience and provide products that offer unique entertainment that puts smiles on the faces of people of all ages and genders.

Nintendo has positioned "Wii" as "a machine that puts smiles on surrounding people's faces" by encouraging positive interaction among family members in the living room. In addition to existing software lineups, Nintendo will develop entertainment which is relevant to our daily lives. Nintendo will launch "WiiWare" which will provide a variety of new and unique software titles to be purchased and downloaded to Wii hardware in the U.S. and Europe. "Nintendo DS" remains positioned as "a machine that enriches the owners' daily lives". Nintendo's strategy is to accelerate the current sales momentum from "must-have for every family" to "must-have for everyone" by continuously introducing new and unique software and introducing new services which take advantage of its expanded installed base.

With regard to consolidated performance forecasts for the fiscal year ending March 31, 2009, net sales are projected to reach 1,800 billion yen, operating income 530 billion yen, income before income taxes and extraordinary items 550 billion yen, and net income 325 billion yen. Sales units of main products used for the forecast are listed on page 22. Exchange rates used for the forecast are 100 yen per U.S. dollar and 155 yen per Euro. Foreign exchange loss of approximately 12 billion yen is estimated as the exchange rates for the forecast are set at yen-appreciated level as compared with the exchange rates as of the end of March 31, 2008, which are 100.19 yen per U.S. dollar and 158.19 yen per Euro.

[Note] Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

2. Financial Positions

Total assets increased overall by 226.8 billion yen compared to the previous fiscal year-end to 1,802.4 billion yen, due to strong business results. Total liabilities increased by 98.9 billion yen compared to the previous fiscal year-end to 572.5 billion yen mainly due to the increase in notes and trade accounts payable relative to strong sales. Net assets were 1,229.9 billion yen mostly due to increases in retained earnings.

The ending balance of "Cash and cash equivalents" (collectively, "Cash") as of March 31, 2008 increased by 414.8 billion yen compared to the previous fiscal year-end to 1,103.5 billion yen. Net increase (decrease) of Cash and contributing factors during the fiscal period ended March 31, 2008 are as follows.

Cash flows from operating activities:

Net cash from operating activities increased by 332.3 billion yen primarily due to the fact that income before income taxes and minority interests ended in 433.7 billion yen, whereas notes and trade accounts receivable and inventories showed gains.

Cash flows from investing activities:

Net cash from investing activities increased by 233.2 billion yen mainly resulting from proceeds from redemption of securities exceeding payments for the acquisition.

Cash flows from financing activities:

Net cash from financing activities decreased by 97.8 billion yen mainly due to payments for cash dividends.

Cash flow index trend

	As of March 31, 2004	As of March 31, 2005	As of March 31, 2006	As of March 31, 2007	**As of March 31, 2008**
Capital adequacy ratio	88.1 %	81.4 %	83.9 %	69.9 %	**68.2 %**
Capital adequacy ratio at market value	139.1	134.4	194.0	278.0	**364.7**

[Notes] Capital adequacy ratio: Total owners' equity and valuation and translation adjustments divided by Total assets

Capital adequacy ratio at market value: Total market value of stocks divided by Total assets

*Percentage figures are calculated on a consolidated basis.

*Total market value of stocks is calculated by multiplying closing price and the number of shares outstanding (excluding treasury stock) at the end of the period.

3. Basic Policy of Profit Distribution and Dividends

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position in preparation for changes in the business environment and intensified competition. As for direct profit returns to our shareholders, dividends are paid based on profit levels achieved in each fiscal period.

The annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of the end of the fiscal year rounded up to the 10 yen digit, and the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit.

As a result, the dividend for the fiscal year ended March 31, 2008 has been established at 1,260 yen (interim : 140 yen, year-end : 1,120 yen) and dividend for the fiscal year ending March 31, 2009 will be 1,370 yen (interim : 140 yen, year-end : 1,230 yen) if earnings are in line with the financial forecast herein.

Retained earnings are maintained for effective use in research of new technology and development of new products, capital investments and securing materials, enhancement of selling power including advertisement, and common stock buyback whenever deemed appropriate.

Company Group Information

Among Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-three subsidiaries, and five affiliates as of March 31, 2008, the main business is manufacturing and distribution of electronic entertainment products.

This information is omitted since nothing significant has changed from the one set forth in the Annual Securities Report filed on June 29, 2007.

Management Policy

Management policy is omitted since nothing significant has changed from the one set forth in the financial statements announced on October 26, 2006. Please refer to the following URL for further information.

(Nintendo homepage)
http://www.nintendo.co.jp/ir/en/index.html

Consolidated Balance Sheets

millon yen, %

Description	As of March 31, 2007 Amount	%	As of March 31, 2008 Amount	%	Increase (decrease) Amount
(Assets)					
I Current assets					
1 Cash and deposits	962,197		899,251		(62,946)
2 Notes and trade accounts receivable	89,666		147,787		58,120
3 Securities	115,971		353,070		237,098
4 Inventories	88,609		104,842		16,232
5 Deferred income taxes	35,631		38,032		2,400
6 Other current assets	104,483		106,028		1,544
7 Allowance for doubtful accounts	(1,886)		(2,176)		(289)
Total current assets	**1,394,673**	**88.5**	**1,646,834**	**91.4**	**252,161**
II Fixed assets					
1 Property, plant, and equipment					
(1) Buildings and structures	18,022		16,784		(1,238)
(2) Machinery, equipment and automobiles	1,134		1,734		599
(3) Furniture and fixtures	5,629		6,072		443
(4) Land	32,595		30,267		(2,328)
(5) Construction in progress	217		292		74
Total property, plant, and equipment	57,600	3.7	55,150	3.0	(2,449)
2 Intangible fixed assets					
(1) Software etc.	505		2,009		1,504
Total intangible fixed assets	505	0.0	2,009	0.1	1,504
3 Investments and other assets					
(1) Investments in securities	92,412		73,756		(18,656)
(2) Deferred income taxes	14,414		23,541		9,127
(3) Other investments and other assets	16,001		1,196		(14,804)
(4) Allowance for doubtful accounts	(10)		(0)		10
Total investments and other assets	122,818	7.8	98,495	5.5	(24,323)
Total fixed assets	**180,924**	**11.5**	**155,655**	**8.6**	**(25,268)**
Total assets	**1,575,597**	**100.0**	**1,802,490**	**100.0**	**226,893**

millon yen, %

Description \ Date	As of March 31, 2007 Amount	%	As of March 31, 2008 Amount	%	Increase (decrease) Amount
(Liabilities)					
I Current liabilities					
1 Notes and trade accounts payable	301,080		335,820		34,740
2 Accrued income taxes	90,013		112,450		22,437
3 Reserve for bonuses	1,779		1,848		68
4 Other current liabilities	75,563		117,103		41,540
Total current liabilities	**468,436**	**29.8**	**567,222**	**31.5**	**98,786**
II Non-current liabilities					
1 Non-current accounts payable	698		786		88
2 Reserve for employees' retirement and severance benefits	4,443		4,506		63
Total non-current liabilities	**5,142**	**0.3**	**5,293**	**0.3**	**151**
Total liabilities	**473,578**	**30.1**	**572,516**	**31.8**	**98,938**
(Net assets)					
I Owners' equity					
1 Common stock	10,065		10,065		-
2 Additional paid-in capital	11,586		11,640		54
3 Retained earnings	1,220,293		1,380,430		160,137
4 Treasury stock	(155,396)		(156,184)		(788)
Total owners' equity	**1,086,549**	**69.0**	**1,245,951**	**69.1**	**159,402**
II Valuation and translation adjustments					
1 Unrealized gains on other securities	8,898		5,418		(3,479)
2 Translation adjustments	6,432		(21,495)		(27,928)
Total valuation and translation adjustments	**15,331**	**0.9**	**(16,077)**	**(0.9)**	**(31,408)**
III Minority interests	**138**	**0.0**	**98**	**0.0**	**(40)**
Total net assets	**1,102,018**	**69.9**	**1,229,973**	**68.2**	**127,954**
Total liabilities and net assets	**1,575,597**	**100.0**	**1,802,490**	**100.0**	**226,893**

Consolidated Statements of Income

millon yen, %

Description \ Period	Year ended March 31, 2007		Year ended March 31, 2008		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
I Net sales	966,534	100.0	1,672,423	100.0	705,888	73.0
II Cost of sales	568,722	58.8	972,362	58.1	403,640	71.0
Gross margin	**397,812**	**41.2**	**700,060**	**41.9**	**302,248**	**76.0**
III Selling, general, and administrative expenses	171,787	17.8	212,840	12.8	41,052	23.9
Operating income	**226,024**	**23.4**	**487,220**	**29.1**	**261,195**	**115.6**
IV Other income	63,830	6.6	48,564	2.9	(15,266)	(23.9)
1 Interest income	33,987		44,158		10,171	
2 Foreign exchange gains	25,741		-		(25,741)	
3 Other	4,101		4,406		304	
V Other expenses	1,015	0.1	94,977	5.6	93,961	9,253.1
1 Sales discount	919		1,065		145	
2 Foreign exchange losses	-		92,346		92,346	
3 Other	95		1,565		1,469	
Income before income taxes and extraordinary items	**288,839**	**29.9**	**440,807**	**26.4**	**151,968**	**52.6**
VI Extraordinary gains	1,482	0.2	3,934	0.2	2,451	165.4
1 Reversal of allowance for doubtful accounts	338		174		(163)	
2 Gains on sales of fixed assets	252		3,722		3,469	
3 Gains on sales of investments in securities	891		37		(854)	
VII Extraordinary losses	720	0.1	10,966	0.7	10,245	1,421.4
1 Losses on disposal of fixed assets	384		51		(333)	
2 Unrealized losses on investments in securities	335		10,914		10,579	
Income before income taxes and minority interests	**289,601**	**30.0**	**433,775**	**25.9**	**144,174**	**49.8**
Provision for income taxes and enterprise taxes	126,764	13.1	187,201	11.2	60,437	47.7
Prior year income taxes	2,379	0.3	-	-	(2,379)	(100.0)
Income taxes deferred	(13,796)	(1.4)	(10,669)	(0.7)	3,127	(22.7)
Minority interests	(37)	(0.0)	(99)	(0.0)	(62)	167.5
Net income	**174,290**	**18.0**	**257,342**	**15.4**	**83,052**	**47.7**

Consolidated Statement of Net Assets

Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2006	10,065	11,585	1,096,073	(155,112)	962,611
Amount of changes in the fiscal year					
* Dividends from retained earnings	-	-	(40,932)	-	(40,932)
Dividends from retained earnings	-	-	(8,953)	-	(8,953)
* Directors' bonuses	-	-	(185)	-	(185)
Net income	-	-	174,290	-	174,290
Purchase of treasury stock	-	-	-	(284)	(284)
Disposal of treasury stock	-	1	-	1	2
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-
Total amount of changes in the fiscal year	-	1	124,219	(283)	123,937
Balance as of March 31, 2007	10,065	11,586	1,220,293	(155,396)	1,086,549

million yen

	Valuation and translation adjustments		Minority interests
	Unrealized gains on other securities	Translation adjustments	
Balance as of March 31, 2006	10,717	762	176
Amount of changes in the fiscal year			
* Dividends from retained earnings	-	-	-
Dividends from retained earnings	-	-	-
* Directors' bonuses	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	-
Net amount of changes in the fiscal year other than owners' equity	(1,819)	5,670	(37)
Total amount of changes in the fiscal year	(1,819)	5,670	(37)
Balance as of March 31, 2007	8,898	6,432	138

[Note] * Allocated at the annual general meeting of shareholders held in June 2006.

Consolidated Statement of Net Assets

Year ended March 31, 2008 (April 1, 2007 - March 31, 2008)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2007	10,065	11,586	1,220,293	(155,396)	1,086,549
Amount of changes in the fiscal year					
Dividends from retained earnings	-	-	(97,205)	-	(97,205)
Net income	-	-	257,342	-	257,342
Purchase of treasury stock	-	-	-	(802)	(802)
Disposal of treasury stock	-	54	-	13	67
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-
Total amount of changes in the fiscal year	-	54	160,137	(788)	159,402
Balance as of March 31, 2008	10,065	11,640	1,380,430	(156,184)	1,245,951

million yen

	Valuation and translation adjustments		Minority interests
	Unrealized gains on other securities	Translation adjustments	
Balance as of March 31, 2007	8,898	6,432	138
Amount of changes in the fiscal year			
Dividends from retained earnings	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	-
Net amount of changes in the fiscal year other than owners' equity	(3,479)	(27,928)	(40)
Total amount of changes in the fiscal year	(3,479)	(27,928)	(40)
Balance as of March 31, 2008	5,418	(21,495)	98

Consolidated Statements of Cash Flows

million yen

Description / Period	Year Ended March 31, 2007 Amount	**Year Ended March 31, 2008** Amount
I Cash flows from operating activities:		
Income before income taxes and minority interests	289,601	433,775
Depreciation and amortization	5,968	7,363
Increase (decrease) in allowance for doubtful accounts	313	602
Increase (decrease) in reserve for employees' retirement and severance benefits	1,089	715
Interest and dividends income	(34,510)	(44,585)
Interest expenses	0	0
Foreign exchange losses (gains)	(21,375)	66,389
Gains on sales of investments in securities	(891)	(37)
Unrealized losses on investments in securities	335	10,914
Equity in losses (earnings) of non-consolidated subsidiary and affiliates	(798)	(1,334)
Decrease (increase) in notes and trade accounts receivable	(42,687)	(70,031)
Decrease (increase) in inventories	(54,669)	(24,519)
Increase (decrease) in notes and trade accounts payable	168,070	34,240
Increase (decrease) in consumption taxes payable	3,416	(1,219)
Other, net	24,174	41,645
Sub-total	338,037	453,919
Interest and dividends received	32,921	43,554
Interest paid	(0)	(0)
Income taxes paid	(96,324)	(165,095)
Net cash provided by (used in) operating activities	274,634	332,378
II Cash flows from investing activities:		
Increase in time deposits	(776,866)	(162,376)
Decrease in time deposits	651,372	164,878
Payments for acquisition of securities	(112,957)	(519,740)
Proceeds from sales and redemption of securities	117,001	768,407
Payments for acquisition of property, plant and equipment	(6,144)	(7,992)
Proceeds from sales of property, plant and equipment	372	5,134
Payments for investments in securities	(52,069)	(25,735)
Proceeds from sales of investments in securities	6,173	11,156
Other, net	(1,485)	(525)
Net cash provided by (used in) investing activities	(174,603)	233,206
III Cash flows from financing activities:		
Payments for acquisition of treasury stock	(282)	(802)
Cash dividends paid	(49,857)	(97,110)
Other, net	2	67
Net cash provided by (used in) financing activities	(50,137)	(97,844)
IV Effect of exchange rate changes on cash and cash equivalents	21,704	(52,935)
V Net increase (decrease) of cash and cash equivalents	71,597	414,804
VI Cash and cash equivalents - Beginning	617,139	688,737
VII Cash and cash equivalents - Ending	688,737	1,103,542

Changes on the Basis of Consolidated Financial Statements Preparation

(Changes in accounting policies)

(Depreciation procedure for important depreciable assets)

Effective as of the consolidated accounting period ended March 31, 2008, the Company and its domestic subsidiaries have changed their depreciation procedure based on an amendment in corporation tax law (partial amendment in income tax law No. 6 dated March 30, 2007 and partial amendment in income tax law enforcement order No. 83 dated March 30, 2007) for the tangible assets, excluding certain furniture and fixtures, acquired on and after April 1, 2007. The impact on earnings is minor.

(Addtional information)

As for tangible assets, excluding certain furniture and fixtures, acquired on and before March 31, 2007, differences between 5% equivalent of acquisition price and memorandum value are equally depreciated over 5 years from the year after tangible assets are thoroughly depreciated to the limits of depreciable amount. The impact on earnings is minor.

(Change in description)

(Consolidated balance sheets)

Effective as of the consolidated accounting period ended March 31, 2008, Certificate of deposits shall be classified as "Securities", which was included in "Cash and deposits" previously, based on amendments in "The Practical Standard for the Accounting related to Financial Products (The Japanese Institute of Certified Public Accountants Accounting Practice Committee Report No.14)". As of March 31, 2008, the ending balance of "Cash and deposits" decreased by 254,659 million yen, whereas "Securities" increased by the same amount.

(Consolidated statements of cash flows)

Based on the above amendments, with regard to net cash from investing activities in the fiscal year ended March 31, 2008, "Increase in time deposits" decreased by 271,098 million yen, whereas "Payments for acquisition of securities" increased by the same amount. In addition, "Decrease in time deposits" decreased by 538,464 million yen, whereas "Proceeds from sales and redemption of securities" increased by the same amount.

Notes Pertaining to Consolidated Financial Statements

a. Notes pertaining to consolidated balance sheets, statements of income, statements of net assets, and statements of cash flows

(Consolidated balance sheets information)

	million yen As of March 31, 2007	million yen As of March 31, 2008
Accumulated depreciation of property, plant, and equipment	43,265	46,929

(Consolidated statements of cash flows information)

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

	million yen As of March 31, 2007	million yen As of March 31, 2008
Cash and deposits account	962,197	899,251
Time deposits (over 3 months)	(360,838)	(43,318)
Short-term investments due within 3 months after aquisition	87,378	247,609
Cash and cash equivalents - Ending	688,737	1,103,542

b. Segment Information

1. Segment Information by Business Categories

Considering similarities of categories, characteristics, manufacturing method, or sales market of what Nintendo deals in, the electronic entertainment product segment accounts for over 90% of total sales and operating income of all business category segments, with no other segments to be reported on the basis of disclosure rules. Therefore, this information is not applicable to Nintendo's business.

2. Segment Information by Seller's Location

Year ended March 31, 2007 million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
I Net sales							
(1) Sales to third parties	331,385	352,377	266,156	16,614	966,534	-	966,534
(2) Inter-segment sales	567,384	2,345	15	121	569,866	(569,866)	-
Total	898,770	354,723	266,171	16,735	1,536,401	(569,866)	966,534
Operating expenses	686,529	340,345	249,219	16,833	1,292,928	(552,418)	740,509
Operating income (losses)	212,240	14,378	16,952	(98)	243,472	(17,448)	226,024
II Assets	1,335,389	247,508	157,054	15,247	1,755,200	(179,603)	1,575,597

Year ended March 31, 2008 million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
I Net sales							
(1) Sales to third parties	337,477	659,711	620,419	54,815	1,672,423	-	1,672,423
(2) Inter-segment sales	1,098,174	2,496	3	293	1,100,968	(1,100,968)	-
Total	1,435,652	662,207	620,422	55,109	2,773,391	(1,100,968)	1,672,423
Operating expenses	1,045,111	620,148	567,019	48,844	2,281,124	(1,095,921)	1,185,202
Operating income	390,540	42,058	53,403	6,264	492,267	(5,047)	487,220
II Assets	1,495,895	296,263	294,212	26,733	2,113,104	(310,614)	1,802,490

3. Overseas sales

Year ended March 31, 2007 million yen

	The Americas	Europe	Other	Total
I Overseas sales	353,242	266,205	23,602	643,050
II Consolidated net sales				966,534
III Ratio of overseas sales to consolidated net sales	36.5%	27.5%	2.5%	66.5%

Year ended March 31, 2008 million yen

	The Americas	Europe	Other	Total
I Overseas sales	661,056	620,451	66,466	1,347,974
II Consolidated net sales				1,672,423
III Ratio of overseas sales to consolidated net sales	39.5%	37.1%	4.0%	80.6%

Non-Consolidated Balance Sheets

million yen

Description	As of March 31, 2007 Amount	%	As of March 31, 2008 Amount	%	Increase (decrease) Amount
(Assets)					
I Current assets					
1 Cash and deposits	796,140		682,418		(113,722)
2 Notes receivable	1,517		103		(1,414)
3 Trade accounts receivable	192,654		315,432		122,778
4 Securities	55,990		237,169		181,178
5 Finished goods	14,256		9,597		(4,658)
6 Raw materials	5,146		6,290		1,144
7 Goods in process	267		97		(170)
8 Supplies	563		2,651		2,087
9 Deferred income taxes	22,002		28,051		6,049
10 Other current assets	92,331		83,987		(8,344)
11 Allowance for doubtful accounts	(2)		(4)		(1)
Total current assets	**1,180,869**	**86.4**	**1,365,795**	**89.4**	**184,926**
II Fixed assets					
1 Property, plant and equipment					
(1) Buildings	12,631		12,116		(514)
(2) Structures	283		298		14
(3) Machinery and equipment	271		334		62
(4) Automobiles	39		31		(8)
(5) Furniture and fixtures	3,037		3,057		20
(6) Land	25,077		24,605		(471)
Total property, plant and equipment	41,341	3.1	40,444	2.6	(896)
2 Intangible assets					
(1) Software	286		250		(35)
(2) Other intangible assets	51		77		26
Total intangible assets	337	0.0	328	0.0	(9)
3 Investments and other assets					
(1) Investments in securities	84,992		66,689		(18,303)
(2) Investment securities of affiliates	22,185		24,105		1,919
(3) Investments in affiliates	10,419		10,419		-
(4) Non-current receivable	10		-		(10)
(5) Deferred income taxes	10,434		19,309		8,875
(6) Other investments and other assets	15,687		1,015		(14,671)
(7) Allowance for doubtful accounts	(10)		(0)		10
Total investments and other assets	143,719	10.5	121,538	8.0	(22,180)
Total fixed assets	**185,398**	**13.6**	**162,311**	**10.6**	**(23,086)**
Total assets	**1,366,267**	**100.0**	**1,528,107**	**100.0**	**161,840**

million yen

Description	As of March 31, 2007 Amount	%	As of March 31, 2008 Amount	%	Increase (decrease) Amount
(Liabilities)					
I Current liabilities					
1 Notes payable	8,919		8,327		(592)
2 Trade accounts payable	287,029		321,476		34,447
3 Other accounts payable	21,837		28,029		6,192
4 Accrued income taxes	78,294		89,030		10,735
5 Advances received	4,591		2,158		(2,433)
6 Reserve for bonuses	1,779		1,848		68
7 Other current liabilities	16,058		37,477		21,418
Total current liabilities	**418,510**	**30.6**	**488,347**	**32.0**	**69,836**
II Non-current liabilities					
1 Non-current accounts payable	680		503		(177)
Total non-current liabilities	**680**	**0.1**	**503**	**0.0**	**(177)**
Total liabilities	**419,191**	**30.7**	**488,851**	**32.0**	**69,659**
(Net assets)					
I Owners' equity					
1 Common stock	10,065		10,065		-
2 Additional paid-in capital					
(1) Capital reserve	11,584		11,584		-
(2) Other additional paid-in capital	2		56		54
Total additional paid-in capital	11,586		11,640		54
3 Retained earnings					
(1) Legal reserve	2,516		2,516		-
(2) Other retained earnings					
Special reserve	40		38		(1)
General reserve	860,000		860,000		-
Unappropriated retained earnings	209,368		305,763		96,394
Total other retained earnings	1,069,408		1,165,801		96,393
Total retained earnings	1,071,925		1,168,318		96,393
4 Treasury stock	(155,396)		(156,184)		(788)
Total owners' equity	**938,181**	**68.7**	**1,033,839**	**67.7**	**95,658**
II Valuation and translation adjustments					
1 Unrealized gains on other securities	8,895		5,417		(3,477)
Total valuation and translation adjustments	8,895	0.6	5,417	0.3	(3,477)
Total net assets	**947,076**	**69.3**	**1,039,256**	**68.0**	**92,180**
Total liabilities and net assets	**1,366,267**	**100.0**	**1,528,107**	**100.0**	**161,840**

Non-Consolidated Statements of Income

million yen

Description	Year Ended March 31, 2007 Amount	%	Year Ended March 31, 2008 Amount	%	Increase (decrease) Amount	%
I Net sales	898,639	100.0	1,435,517	100.0	536,878	59.7
II Cost of sales	596,507	66.4	958,088	66.7	361,581	60.6
Gross margin	**302,132**	**33.6**	**477,428**	**33.3**	**175,296**	**58.0**
III Selling, general, and administrative expenses	89,843	10.0	86,931	6.1	(2,911)	(3.2)
Operating income	**212,288**	**23.6**	**390,496**	**27.2**	**178,208**	**83.9**
IV Other income	**52,423**	**5.8**	**34,667**	**2.4**	**(17,755)**	**(33.9)**
1 Interest income	24,055		26,456		2,401	
2 Dividend income	543		432		(111)	
3 Foreign exchange gains	23,131		-		(23,131)	
4 Other	4,692		7,778		3,085	
V Other expenses	**1,308**	**0.1**	**85,247**	**5.9**	**83,938**	**6,413.0**
1 Sales discount	1,233		1,215		(17)	
2 Foreign exchange losses	-		82,649		82,649	
3 Other	75		1,381		1,306	
Income before income taxes and extraordinary items	**263,403**	**29.3**	**339,916**	**23.7**	**76,513**	**29.0**
VI Extraordinary gains	**4,056**	**0.4**	**47**	**0.0**	**(4,009)**	**(98.8)**
1 Reversal of allowance for doubtful accounts	2,912		10		(2,902)	
2 Gains on sales of fixed assets	252		-		(252)	
3 Gains on sales of investments in securities	891		37		(854)	
VII Extraordinary losses	**2,067**	**0.2**	**11,022**	**0.8**	**8,954**	**433.1**
1 Losses on disposal of fixed assets	51		28		(23)	
2 Unrealized losses on investments in securities	335		10,914		10,579	
3 Unrealized losses on investments in affiliates	1,679		-		(1,679)	
4 Losses on sales of investments in securities	-		78		78	
Income before income taxes	**265,392**	**29.5**	**328,942**	**22.9**	**63,550**	**23.9**
Provision for income taxes and enterprise taxes	112,221	12.5	147,891	10.3	35,669	31.8
Prior year income taxes	17,798	1.9	-	-	(17,798)	(100.0)
Income taxes deferred	(7,371)	(0.8)	(12,547)	(0.9)	(5,175)	70.2
Net income	**142,743**	**15.9**	**193,598**	**13.5**	**50,854**	**35.6**

Non-Consolidated Statement of Net Assets

Year ended March 2007 (April 1, 2006 - March 31, 2007)

million yen

	Owners' equity		
	Common stock	Additional paid-in capital	
		Capital reserve	Other additional paid-in capital
Balance as of March 31, 2006	10,065	11,584	0
Amount of changes in the fiscal year			
* Reversal of special reserve	-	-	-
Reversal of special reserve	-	-	-
* Dividends from retained earnings	-	-	-
Dividends from retained earnings	-	-	-
* Directors' bonuses	-	-	-
* General reserve	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	1
Net amount of changes in the fiscal year other than owners' equity	-	-	-
Total amount of changes in the fiscal year	-	-	1
Balance as of March 31, 2007	10,065	11,584	2

million yen

	Owners' equity						Valuation and translation adjustments
	Retained earnings				Treasury stock	Total owners' equity	Unrealized gains on other securities
	Legal reserve	Other retained earnings					
		Special reserve	General reserve	Unappropriated retained earnings			
Balance as of March 31, 2006	2,516	44	810,000	166,686	(155,112)	845,785	10,716
Amount of changes in the fiscal year							
* Reversal of special reserve	-	(2)	-	2	-	-	-
Reversal of special reserve	-	(2)	-	2	-	-	-
* Dividends from retained earnings	-	-	-	(40,932)	-	(40,932)	-
Dividends from retained earnings	-	-	-	(8,953)	-	(8,953)	-
* Directors' bonuses	-	-	-	(180)	-	(180)	-
* General reserve	-	-	50,000	(50,000)	-	-	-
Net income	-	-	-	142,743	-	142,743	-
Purchase of treasury stock	-	-	-	-	(284)	(284)	-
Disposal of treasury stock	-	-	-	-	1	2	-
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-	-	(1,821)
Total amount of changes in the fiscal year	-	(4)	50,000	42,681	(283)	92,395	(1,821)
Balance as of March 31, 2007	2,516	40	860,000	209,368	(155,396)	938,181	8,895

[Note] *Allocated at the annual general meeting of shareholders held in June 2006.

Non-Consolidated Statement of Net Assets

Year ended March 2008 (April 1, 2007 - March 31, 2008)

million yen

	Owners' equity		
		Additional paid-in capital	
	Common stock	Capital reserve	Other additional paid-in capital
Balance as of March 31, 2007	10,065	11,584	2
Amount of changes in the fiscal year			
Reversal of special reserve	-	-	-
Dividends from retained earnings	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	54
Net amount of changes in the fiscal year other than owners' equity	-	-	-
Total amount of changes in the fiscal year	-	-	54
Balance as of March 31, 2008	10,065	11,584	56

million yen

	Owners' equity						Valuation and translation adjustments
	Retained earnings						
		Other retained earnings					
	Legal reserve	Special reserve	General reserve	Unappropriated retained earnings	Treasury stock	Total owners' equity	Unrealized gains on other securities
Balance as of March 31, 2007	2,516	40	860,000	209,368	(155,396)	938,181	8,895
Amount of changes in the fiscal year							
Reversal of special reserve	-	(1)	-	1	-	-	-
Dividends from retained earnings	-	-	-	(97,205)	-	(97,205)	-
Net income	-	-	-	193,598	-	193,598	-
Purchase of treasury stock	-	-	-	-	(802)	(802)	-
Disposal of treasury stock	-	-	-	-	13	67	-
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-	-	(3,477)
Total amount of changes in the fiscal year	-	(1)	-	96,394	(788)	95,658	(3,477)
Balance as of March 31, 2008	2,516	38	860,000	305,763	(156,184)	1,033,839	5,417

Others

(1) Consolidated sales information

million yen

Business category	Main products	Year ended March 31, 2007	Year ended March 31, 2008
Electronic entertainment products	Hardware		
	Handheld	374,063	467,226
	Console	156,478	499,346
	Others	54,258	110,140
	Hardware total	584,800	1,076,713
	Software		
	Handheld	291,916	332,756
	Console	82,361	247,803
	Royalty, content income, etc.	5,301	11,520
	Software total	379,578	592,079
	Electronic entertainment products total	964,379	1,668,793
Other	Playing cards, Karuta, etc.	2,154	3,629
Total		966,534	1,672,423

(2) Other consolidated information

million yen

		Year ended March 31, 2007	Year ended March 31, 2008	Year ending March 31, 2009
Capital investments		11,232	8,916	11,000
Depreciation expenses of tangible assets		5,093	6,966	7,600
Research and development expenses		37,725	37,001	40,000
Marketing expenses		82,339	113,977	125,000
Foreign exchange gains		25,741	-	-
Foreign exchange losses		-	92,346	12,000
Number of employees (At year-end)		3,373	3,768	-
Average exchange rates	1 US $ =	117.02 yen	114.28 yen	100.00 yen
	1 Euro =	150.09 yen	161.52 yen	155.00 yen

(3) Balance of assets and liabilities in major foreign currencies without exchange contracts (Non-consolidated)

million U.S. dollars / euros

		As of March 31, 2007		As of March 31, 2008		As of March 31, 2009
		Balance	Exchange rate	Balance	Exchange rate	Estimated exchange rates
US $	Cash and deposits	2,940	1 US $ =	3,625	1 US $ =	1 US $ =
	Accounts receivable	779	118.05 yen	1,253	100.19 yen	100.00 yen
	Accounts payable	238		260		
Euro	Cash and deposits	693	1 Euro =	1,728	1 Euro =	1 Euro =
	Accounts receivable	522	157.33 yen	1,027	158.19 yen	155.00 yen

(4) Consolidated sales units, number of new titles, and sales units forecast

Sales Units in Ten Thousands
Number of New Titles Released

			Year ended Apr.-Mar. '07	Year ended Apr.-Mar. '08	Life-to-date Mar. '08	Forecast Apr. '08-Mar. '09
Game Boy Advance	Hardware	Japan	11	22	1,688	
		The Americas	300	54	4,164	
		Other	122	82	2,253	
		Total	434	159	8,106	
of which Game Boy Advance SP		Japan	8	1	651	
		The Americas	252	53	2,400	
		Other	109	77	1,271	
		Total	369	131	4,323	
	Software	Japan	255	35	7,272	
		The Americas	2,599	832	21,690	
		Other	999	173	8,704	
		Total	3,853	1,040	37,666	
	New titles	Japan	16	-	786	
		The Americas	126	29	1,021	
		Other	109	17	921	
Nintendo DS	Hardware	Japan	912	636	2,238	
		The Americas	663	1,065	2,239	
		Other	781	1,330	2,582	
		Total	2,356	3,031	7,060	2,800
of which Nintendo DS Lite		Japan	890	636	1,584	
		The Americas	641	1,065	1,706	
		Other	596	1,292	1,888	
		Total	2,128	2,993	5,178	
	Software	Japan	4,977	3,989	11,500	
		The Americas	3,720	6,517	12,320	
		Other	3,658	8,056	13,141	
		Total	12,355	18,562	36,961	18,700
	New titles	Japan	272	458	903	
		The Americas	157	295	567	
		Other	162	342	604	
Nintendo GameCube	Hardware	Japan	2	2	404	
		The Americas	63	13	1,294	
		Other	8	1	477	
		Total	73	16	2,174	
	Software	Japan	44	11	2,752	
		The Americas	1,448	229	13,842	
		Other	188	19	4,253	
		Total	1,680	259	20,847	
	New titles	Japan	7	-	275	
		The Americas	40	3	552	
		Other	28	1	453	
Wii	Hardware	Japan	200	390	590	
		The Americas	237	824	1,061	
		Other	147	647	794	
		Total	584	1,861	2,445	2,500
	Software	Japan	612	1,494	2,106	
		The Americas	1,449	6,488	7,937	
		Other	823	3,979	4,801	
		Total	2,884	11,960	14,844	17,700
	New titles	Japan	38	115	153	
		The Americas	47	194	241	
		Other	45	184	229	

[Notes]

*1 New titles-Other represent new titles in the European and Australian markets.

*2 sales units, number of new titles figures for Wii do not include quantity of the Virtual Console and WiiWare titles.

*3 The software forecast figures do not include quantity bundled with hardware.

Nintendo®

FASF MEMBERSHIP

April 24, 2008

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Dividend Forecast Modification

Nintendo Co., Ltd. (the "Company") hereby modifies its dividend forecast for the fiscal year ended March 31, 2008 (April 1, 2007 - March 31, 2008) announced on January 24, 2008 as follows.

1. Reason for modification

It is the Company's basic profit distribution policy to determine the level of direct profit returns to our shareholders by evaluating profit levels in each fiscal period. For the fiscal year ended March 31, 2008, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2008 rounded up to the 10 yen digit, or the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit.

Based on this policy, the former alternative (dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2008 rounded up to the 10 yen digit) will be adopted. As a result, the annual dividend per share for the fiscal year ended March 31, 2008 is expected to be 1,260 yen (interim: 140 yen, year-end: 1,120 yen). The interim dividend for this fiscal year is being paid from December 3, 2007.

2. Dividend forecast modification for the fiscal year ended March 31, 2008

yen

	Dividend per share		
	Interim	Year-end	Annual
Previous forecast announced on January 24, 2008		1,050.00	1,190.00
Modified forecast		1,120.00	1,260.00
Year ended March 31, 2008	140.00		
Year ended March 31, 2007	70.00	620.00	690.00

Nintendo Co., Ltd.

Financial Results Briefing for Fiscal Year Ended March 2008

(Briefing Date: 2008/4/25)

Supplementary Information

[Note]

Forecasts announced by Nintendo Co., Ltd. herein are prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast and other forecasts).

Consolidated Statements of Income Transition

million yen

	FY3/2001	FY3/2002	FY3/2003	FY3/2004	FY3/2005	FY3/2006	FY3/2007	FY3/2008	FY3/2009 Forecast
Net sales	462,502	554,886	504,135	514,805	515,292	509,249	966,534	1,672,423	1,800,000
Cost of sales	278,462	334,620	308,525	307,233	298,115	294,133	568,722	972,362	
Gross margin	184,040	220,266	195,609	207,572	217,176	215,115	397,812	700,060	
(Gross margin ratio)	(39.8%)	(39.7%)	(38.8%)	(40.3%)	(42.1%)	(42.2%)	(41.2%)	(41.9%)	
Selling, general, and administrative expenses	99,342	101,114	95,488	99,888	105,653	124,766	171,787	212,840	
Operating income	84,697	119,151	100,120	107,683	111,522	90,349	226,024	487,220	530,000
(Operating income ratio)	(18.3%)	(21.5%)	(19.9%)	(20.9%)	(21.6%)	(17.7%)	(23.4%)	(29.1%)	(29.4%)
Other income	109,069	68,715	18,283	11,391	37,868	70,897	63,830	48,564	
(of which foreign exchange gains)	(66,335)	(43,419)	(-)	(-)	(21,848)	(45,515)	(25,741)	(-)	
Other expenses	1,520	1,248	23,363	68,934	4,098	487	1,015	94,977	
(of which foreign exchange losses)	(-)	(-)	(22,620)	(67,876)	(-)	(-)	(-)	(92,346)	
Income before income taxes and extraordinary items	192,247	186,618	95,040	50,140	145,292	160,759	288,839	440,807	550,000
(Income before income taxes and extraordinary items ratio)	(41.6%)	(33.6%)	(18.9%)	(9.7%)	(28.2%)	(31.6%)	(29.9%)	(26.4%)	(30.6%)
Extraordinary gains	470	1,284	19,218	3,476	1,735	7,360	1,482	3,934	
Extraordinary losses	24,066	4,879	943	650	1,625	1,648	720	10,966	
Income before income taxes and minority interests	168,651	183,023	113,315	52,965	145,402	166,470	289,601	433,775	
Income taxes	72,352	76,797	45,973	19,692	57,962	68,138	115,348	176,532	
Minority interests	-303	-218	74	79	24	-46	-37	-99	
Net income	96,603	106,444	67,267	33,194	87,416	98,378	174,290	257,342	325,000
(Net income ratio)	(20.9%)	(19.2%)	(13.3%)	(6.4%)	(17.0%)	(19.3%)	(18.0%)	(15.4%)	(18.1%)

Quarterly Consolidated Statements of Income Transition

million yen

	FY3/2007					FY3/2008				
	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Net sales	130,919	167,897	413,772	253,944	966,534	340,439	354,363	621,631	355,988	1,672,423
Cost of sales	67,876	95,097	248,887	156,860	568,722	201,336	211,712	348,896	210,417	972,362
Gross margin	63,043	72,799	164,884	97,084	397,812	139,103	142,651	272,734	145,571	700,060
(Gross margin ratio)	(48.2%)	(43.4%)	(39.8%)	(38.2%)	(41.2%)	(40.9%)	(40.3%)	(43.9%)	(40.9%)	(41.9%)
Selling, general, and administrative expenses	34,241	34,489	64,362	38,694	171,787	48,471	44,497	67,483	52,387	212,840
Operating income	28,802	38,309	100,521	58,390	226,024	90,631	98,153	205,251	93,183	487,220
(Operating income ratio)	(22.0%)	(22.8%)	(24.3%)	(23.0%)	(23.4%)	(26.6%)	(27.7%)	(33.0%)	(26.2%)	(29.1%)
Other income	7,708	20,249	25,835	10,036	63,830	41,144	−13,885	10,530	10,774	48,564
(of which foreign exchange gains)	(−)	(10,057)	(16,011)	(−327)	(25,741)	(29,032)	(−26,882)	(−2,006)	(−143)	(−)
Other expenses	3,840	−3,446	320	301	1,015	326	340	328	93,982	94,977
(of which foreign exchange losses)	(3,462)	(−3,462)	(−)	(−)	(−)	(−)	(−)	(−)	(92,346)	(92,346)
Income before income taxes and extraordinary items	32,670	62,006	126,036	68,126	288,839	131,449	83,926	215,454	9,976	440,807
(Income before income taxes and extraordinary items ratio)	(25.0%)	(36.9%)	(30.5%)	(26.8%)	(29.9%)	(38.6%)	(23.7%)	(34.7%)	(2.8%)	(26.4%)
Extraordinary gains	6	246	794	434	1,482	649	3,236	−55	103	3,934
Extraordinary losses	123	−122	26	693	720	15	1,608	512	8,830	10,966
Income before income taxes and minority interests	32,553	62,375	126,804	67,867	289,601	132,084	85,555	214,886	1,249	433,775
Income taxes	17,012	23,589	49,244	25,500	115,348	51,898	33,395	88,385	2,852	176,532
Minority interests	−10	−8	−11	−7	−37	−66	−10	−6	−16	−99
Net income	15,551	38,793	77,571	42,374	174,290	80,251	52,169	126,507	−1,586	257,342
(Net income ratio)	(11.9%)	(23.1%)	(18.7%)	(16.7%)	(18.0%)	(23.6%)	(14.7%)	(20.4%)	(−0.4%)	(15.4%)

Consolidated Sales Units of "Nintendo DS" (FY3/2008)

1. Hardware

units in ten thousands


600
500
400
300
200
100
0

	1Q	2Q	3Q	4Q
Japan	208	160	195	72
The Americas	239	192	412	221
Other	250	285	507	288

2. Software

units in ten thousands


3,500
3,000
2,500
2,000
1,500
1,000
500
0

	1Q	2Q	3Q	4Q
Japan	979	1,023	1,333	655
The Americas	1,129	1,311	2,674	1,403
Other	1,318	1,791	3,132	1,815

Consolidated Sales Units of "Wii" (FY3/2008)

1. Hardware

units in ten thousands


400
350
300
250
200
150
100
50
0

	1Q	2Q	3Q	4Q
Japan	95	72	132	92
The Americas	144	165	339	176
Other	104	154	226	164

2. Software

units in ten thousands


3,000
2,500
2,000
1,500
1,000
500
0

	1Q	2Q	3Q	4Q
Japan	278	299	493	423
The Americas	870	1,030	2,741	1,847
Other	450	770	1,503	1,255

Million-Seller Titles of NINTENDO Products

FY3/2008

units in ten thousands

	FY3/2008(4/07 ~ 3/08)			Life-to-date
	Total	of which		Total
		Japan	Overseas	
Game Boy Advance				
Pokémon FireRed/LeafGreen	**117**	10	106	**1,182**
Nintendo DS				
Pokémon Diamond/Pearl	**956**	34	922	**1,477**
Brain Age 2: More Training in Minutes a Day	**653**	63	590	**1,083**
Brain Age: Train Your Brain in Minutes a Day	**528**	40	488	**1,298**
Nintendogs	**507**	24	483	**1,867**
New Super Mario Bros.	**466**	79	387	**1,416**
The Legend of Zelda: Phantom Hourglass	**413**	91	322	**413**
Mario Party DS	**362**	179	184	**362**
Mario Kart DS	**342**	83	259	**1,045**
Flash Focus: Vision Training in Minutes a Day	**252**	98	154	**252**
Animal Crossing: Wild World	**205**	54	151	**953**
Big Brain Academy	**159**	13	146	**501**
Pokémon Mystery Dungeon: Explorers of Time/Darkness	**158**	157	0	**158**
Super Mario 64 DS	**138**	10	128	**612**
Pokémon Ranger	**119**	1	118	**270**
Yoshi's Island DS	**104**	48	55	**291**
Wii				
Wii Sports	**1,629**	159	1,470	**2,156**
Wii Play (Wii Remote bundled)	**889**	122	766	**1,151**
Super Mario Galaxy	**610**	93	517	**610**
Mario Party 8	**486**	126	360	**486**
Super Smash Bros. Brawl	**485**	161	324	**485**
Super Paper Mario	**227**	50	178	**228**
Big Brain Academy: Wii Degree	**226**	38	188	**226**
Wii Fit	**185**	185	0	**185**
Mario Strikers Charged	**177**	24	153	**177**
Link's Crossbow Training (packaged with Wii Zapper)	**171**	-	171	**171**
Metroid Prime 3 Corruption	**131**	8	123	**131**
The Legend of Zelda: Twilight Princess	**125**	1	123	**452**

[Note] Software units include quantity bundled with hardware.

Foreign Currency Transaction Information

Consolidated Net Sales in Foreign Currencies

	FY3/2008 1Q	FY3/2008 2Q	FY3/2008 3Q	FY3/2008 4Q	FY3/2007 Full Year
U.S. Dollar	1 billion	2 billion	4 billion	5.2 billion	2.8 billion
Euro	0.6 billion	1.5 billion	2.9 billion	3.8 billion	1.7 billion

Non-Consolidated Purchases in U.S. Dollars

	FY3/2008 1Q	FY3/2008 2Q	FY3/2008 3Q	FY3/2008 4Q	FY3/2007 Full Year
U.S. Dollars	0.5 billion	1 billion	1.6 billion	2.1 billion	1.2 billion

yen

Average Exchange Rates

	FY3/2008 1Q	FY3/2008 2Q	FY3/2008 3Q	FY3/2008 4Q	FY3/2007 Full Year
1 U.S. Dollar=	120.80	119.34	117.29	114.28	117.02
1 Euro=	162.74	162.31	162.83	161.52	150.09

million dollars/euros

Balance of Assets and Liabilities in Major Foreign Currencies without Exchange Contract (Non-Consolidated)

	FY3/2008 2007/6/30	FY3/2008 2007/9/30	FY3/2008 2007/12/31	FY3/2008 2008/3/31	FY3/2007 2007/3/31
Cash and deposits (U.S.$)	2,203	2,592	3,391	3,625	2,940
Trade accounts receivable (U.S.$)	911	1,130	1,300	1,253	779
Trade accounts payable (U.S.$)	268	293	313	260	238
Cash and deposits (Euro)	501	972	1,365	1,728	693
Trade accounts receivable (Euro)	763	862	1,028	1,027	522

yen

Exchange Rates

	FY3/2008 2007/6/30	FY3/2008 2007/9/30	FY3/2008 2007/12/31	FY3/2008 2008/3/31	FY3/2007 2007/3/31
1 U.S. Dollar=	123.26	115.43	114.15	110.19	118.05
1 Euro=	165.64	163.38	166.66	158.19	157.33

Launch Dates of Primary NINTENDO Products by Region (Apr.2007～Mar.2008)

		Nintendo DS		Wii	
Region	Category	Title	Launch Date	Title	Launch Date
Japan	(Hardware)				
	(Software)	Mario vs. Donkey Kong 2: March of the Minis	2007/4/12	Super Paper Mario	2007/4/19
		Flash Focus: Vision Training in Minutes a Day	2007/5/31	Big Brain Academy: Wii Degree	2007/4/26
		The Legend of Zelda: Phantom Hourglass	2007/6/23	Donkey Kong: Barrel Blast	2007/6/28
		Ganbaru Watashi no Kakei Diary	2007/7/12	Mario Party 8	2007/7/26
		Face Training de Hyojoyutaka ni Inshoappu Otona no DS Face Training	2007/8/2	Endless Ocean	2007/8/2
		DK: Jungle Climber	2007/8/9	Mario Strikers Charged	2007/9/20
		Pokémon Mystery Dungeon: Explorers of Time	2007/9/13	Super Mario Galaxy	2007/11/1
		Pokémon Mystery Dungeon: Explorers of Darkness	2007/9/13	Mario & Sonic at the Olympic Games	2007/11/22
		DS Bungaku Zenshu	2007/10/18	Wii Fit	2007/12/1
		Mario Party DS	2007/11/8	Super Smash Bros. Brawl	2008/1/31
		Mario & Sonic at the Olympic Games	2008/1/17	Metroid Prime 3 Corruption	2008/3/6
		DS Bimoji Training	2008/3/13	Minna no Joshikiryoku TV	2008/3/6
		Pokémon Ranger Batnerge	2008/3/20		
The United States	(Hardware)				
	(Software)	Pokémon Diamond	2007/4/22	Super Paper Mario	2007/4/9
		Pokémon Pearl	2007/4/22	Mario Party 8	2007/5/29
		Brain Age 2: More Training in Minutes a Day	2007/8/20	Big Brain Academy: Wii Degree	2007/6/11
		DK: Jungle Climber	2007/9/10	Pokémon Battle Revolution	2007/6/25
		The Legend of Zelda: Phantom Hourglass	2007/10/1	Mario Strikers Charged	2007/7/30
		Flash Focus: Vision Training in Minutes a Day	2007/10/15	Metroid Prime 3 Corruption	2007/8/27
		Mario Party DS	2007/11/19	Donkey Kong Barrel Blast	2007/10/8
		Master of Illusion	2007/11/26	Super Mario Galaxy	2007/11/12
		Advance Wars: Days of Ruin	2008/1/21	Link's Crossbow Training (packaged with Wii Zapper)	2007/11/19
				Endless Ocean	2008/1/21
				Super Smash Bros. Brawl	2008/3/9
Europe	(Hardware)				
	(Software)	Pokémon Ranger	2007/4/13	Mario Strikers Charged Football	2007/5/25
		Diddy Kong Racing DS	2007/4/20	Mario Party 8	2007/6/22
		Wario: Master of Disguise	2007/6/1	Big Brain Academy for Wii	2007/7/20
		Kirby Mouse Attack	2007/6/22	Super Paper Mario	2007/9/14
		More Brain Training from Dr.Kawashima: How Old Is Your Brain?	2007/6/29	Metroid Prime 3 Corruption	2007/10/26
		Pokémon Diamond	2007/7/27	Endless Ocean	2007/11/9
		Pokémon Pearl	2007/7/27	Super Mario Galaxy	2007/11/16
		Donkey Kong Jungle Climber	2007/10/12	Link's Crossbow Training (packaged with Wii Zapper)	2007/12/7
		The Legend of Zelda: Phantom Hourglass	2007/10/19	Pokémon Battle Revolution	2007/12/7
		Practice English!	2007/10/26	Wii Chess	2008/1/18
		Mario Party DS	2007/11/23	Donkey Kong Jet Race	2008/1/25
		Sight Training: Enjoy Exercising And Relaxing Your Eyes	2007/11/23	Battalion Wars II	2008/2/15
		Advance Wars: Dark Conflict	2008/1/25	Fire Emblem: Radiant Dawn	2008/3/14
		Magic Made Fun: Perform Tricks That Will Amaze Your Friends!	2008/3/14		

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.

Launch Schedule of Primary NINTENDO Products by Region (Apr. 2008～)

Region	Category	Nintendo DS Title	Launch Date	Wii Title	Launch Date
Japan	(Hardware)				
	(Software)	Bokura ha Kaseki Horida	2008/4/17	Mario Kart Wii	2008/4/10
		Heracles no Eiko: Tamashii no Shomei	2008/5/22	Link's Crossbow Training (packaged with Wii Zapper)	2008/5/1
		Daigasso! Band Brothers DX	2008/6/26	Battalion Wars 2	2008/5/15
		Fire Emblem (Temp.)	2008	Mario Super Sluggers	2008/6/19
		Advance Wars: Days of Ruin	2008	Disaster: Day of Crisis	2008/7/3
		Hoshi no Kirby Ultra Super Deluxe (Temp.)	2008	Wii Music (Temp.)	2008
				Animal Crossing (Temp.)	2008
				Kirby (Temp.)	2008
The United States	(Hardware)				
	(Software)	Pokémon Mystery Dungeon: Explorers of Time	2008/4/21	Mario Kart Wii	2008/4/27
		Pokémon Mystery Dungeon: Explorers of Darkness	2008/4/21	Wii Fit	2008/5/19
		Crosswords DS	2008/5/5	Mario Super Sluggers	2008
Europe	(Hardware)				
	(Software)	Cooking Guide: Can't Decide What to Eat?	2008/6	Mario Kart Wii	2008/4/11
		Pokémon Mystery Dungeon: Explorers of Time	2008/7/4	Wii Fit	2008/4/25
		Pokémon Mystery Dungeon: Explorers of Darkness	2008/7/4	Super Smash Bros. Brawl	2008/6/27

Notes: Launch dates and titles etc. are subject to change.

Launch dates may be different within the United States and Europe regions depending on territories or countries.

Upcoming Third-Party Software Lineup (extracts)

Nintendo DS Title	Third-Party Publisher	Launch Date
<Japan>		
EMBLEM of GUNDAM	NAMCO BANDAI Games	2008/5/1
PURO YAKYU TEAM WO TSUKUROU! DS	SEGA	2008/5/22
FRONT MISSION 2089 Border of Madness	Square-Enix	2008/5/29
Misa Yamamura Suspense Three Flowers Whirling Around the Old Capital - Kyoto Murder Case Files. Featuring Maiko Kogiku, Journalist Catherine and the Funeral Director Akiko Ishihara.	TECMO	2008/6/5
DERBY STALLION DS	ENTERBRAIN	2008/6/26
DRAGON QUEST V Hand of the Heavenly Bride	Square-Enix	2008/7/17
NARUTO SIPPUUDEN SAIKYOUNINJYADAIKESSYUU GEKITOTU!! NARUTO VS SASUKE	TOMY	2008/7/17
SANGOKUSHI TAISEN TENN	SEGA	2008Summer
<Overseas>～North America～		
Speed Racer: The Videogame	WB Games	2008/5/6
Disney/Walden Media's The Chronicles of Narnia: Prince Caspian	Disney	2008/5/15
Kung Fu Panda™	Activision	2008/6/3
My Fashion Studio	Ubisoft	2008/6/3
Quick Yoga Training	Ubisoft	2008/6/10
Guitar Hero®: On Tour	Activision	2008/6/22
FINAL FANTASY TACTICS® A2: Grimoire of the Rift™	Square Enix	2008/6/24
WALL•E	THQ	2008/6/24
The Incredible Hulk™	Sega	2008/6
FINAL FANTASY® IV	Square Enix	2008/7/22
Mummy, the Tomb of the Dragon Emperor	Vivendi	2008/7
Madden NFL 09	Electronic Arts	2008/8
Star Wars®: The Force Unleashed™	LucasArts	2008/9/16

Wii Title	Third-Party Publisher	Launch Date
<Japan>		
FAMILY STADIUM	NAMCO BANDAI Games	2008/5/1
GUITAR HEROⅢ LEGENDS of ROCK	Activision	2008/5/22
FAMILY TRAINER	NAMCO BANDAI Games	2008/5/29
Shiren The Wonderer 3 -The Sleeping Princess in the Clockwork Palace-	SEGA	2008/6/5
Tales of Symphonia: Dawn of the New World	NAMCO BANDAI Games	2008/6/26
biohazard 0	CAPCOM	2008/7/10
Bomberman	HUDSON SOFT	2008Summer
<Overseas>～North America～		
BOOM BLOX™	Electronic Arts	2008/5/6
The Dog Island	Ubisoft	2008/5/6
Speed Racer: The Videogame	WB Games	2008/5/6
Top Spin 3	Take-Two Interactive	2008/5
Kung Fu Panda™	Activision	2008/6/3
Lego® Indiana Jones™: The Original Adventures	LucasArts	2008/6/3
Rock Band™	Electronic Arts	2008/6/22
WALL•E	THQ	2008/6/24
Guitar Hero®: Aerosmith®	Activision	2008/6/29
Alone in the Dark®	ATARI	2008/6
The Incredible Hulk™	Sega	2008/6
NCAA Football 09	Electronic Arts	2008/7
Madden NFL 09	Electronic Arts	2008/8
Star Wars®: The Force Unleashed™	LucasArts	2008/9/16

Notes: Launch dates and titles etc. are subject to change.
Launch dates may be different depending on territories.

URL Reference

The URLs listed below include information such as earnings releases and other information which helps you to understand the Company's view and directions.

■IR information

http://www.nintendo.co.jp/ir/en/index.html

◆IR events http://www.nintendo.co.jp/ir/en/library/events/index.html

- Financial Results Briefing (for the Nine Months Ended December 2007) (2008/1/25)
- Corporate Management Policy Briefing / Financial Results Briefing (for the Six Months Ended September 2007) (2007/10/26)
- Financial Results Briefing (for the Fiscal Year Ended March 2007) (2007/4/27)
- Corporate Management Policy Briefing (2006/6/7)

■Other information

- Nintendo Conference Fall 2007 (2007/10/10)
  http://www.nintendo.co.jp/n10/conference2007fall/e/index.html
- President's speech at Foreign Correspondents' Club of Japan (2006/12/7)
  http://www.nintendo.co.jp/n10/061207/en/index.html
- Iwata asks: Wii Fit
  http://us.wii.com/wii-fit/iwata_asks/vol1_page1.jsp
- Iwata asks
  http://www.nintendo.com/wii/what/iwataasks/volume-1/part-1/

*Availability may change without notice.

April 24, 2008

Nintendo Co., Ltd.
Satoru Iwata
President

Corporate Governance

Ⅰ. Basic perspective on corporate governance and capital structure, business attributes, and other fundamental information

1. Basic perspective on corporate governance

2. Capital structure
   Major shareholders

3. Business attributes

4. Other extraordinary circumstances that could have a significant impact on corporate governance

Ⅱ. The corporate governance system regarding the management organization etc. concerning management decisions, execution, and administration

1. Structure of organization and matters pertaining to organizational operation etc.
   - Board of Directors
   - Board of Auditors
   - Incentives
   - Directors' compensation
   - Support system for outside directors and outside auditors

2. Matters concerning functions of execution of operations, auditing and administration, appointment, and compensation resolution

Ⅲ. Policies implemented for the sake of shareholders and other stakeholders

1. Initiatives to make shareholders' meeting more vivid and develop efficient methods of exercising voting rights

2. Investor relations activities

3. Initiatives taken from a stakeholder standpoint

Ⅳ. Basic perspective on the internal control system and its current status

Ⅴ. Others

1. Countermeasures against M&A

2. Other matters pertaining to the corporate governance system

Reference: Chart of the corporate governance system

END